April 3, 2015

Michelle C. Roberts
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549

RE:	Post-Effective Amendment No. 48 to Registration Statement on Form N-1A

Allianz Variable Insurance Products Trust (the “Trust”)

File Nos. 333-83423 and 811-9491

Dear Ms. Roberts:

On March 20, 2015, you provided telephonic comments regarding the above-referenced post-effective amendment, which adds five new series to the Trust. This letter responds to those comments. Each comment is summarized below, followed by our response. The changes proposed to be made will be incorporated into an amended registration statement pursuant to Rule 485(b), to be filed prior to April 20, 2015, on which date the registration statement for this new fund automatically becomes effective.

If we have misstated any of your comments, or if you have any additional comments or questions, please let me know.

Comment 1:  You asked that we confirm that bracketed and missing data will be provided.

Response:  We confirm that bracketed and missing data will be provided in the amendment.

Comment 2:  You asked that we review the disclosure regarding derivatives and confirm that the disclosure is consistent with the Miller/ICI letter dated July 2010.

Response:  We believe that the disclosure regarding derivatives is consistent with the Miller/ICI letter dated July 2010.

Comment 3:  Under Principal Investment Strategies of the AZL DFA Emerging Markets Core Equity Fund, on page 3, you noted that the first sentence includes the disclosure that "The Fund purchases a broad and diverse group of securities associated with emerging markets, as designated by the subadviser, which may include frontier markets (emerging market countries in an earlier stage of development), with an increased exposure to securities of small cap issuers and securities that it considers to be value securities." You asked that we clarify the phrase “increased exposure,” and you referenced disclosure at page 5 regarding the AZL DFA International Core Equity Fund as an example.

Response:  The requested change will be made.

Comment 4:  Also under Principal Investment Strategies of the AZL DFA Emerging Markets Core Equity Fund, on page 3, you noted disclosure that, as a non-fundamental policy, under normal circumstances, the Fund will invest at least 80% of its net assets in emerging markets investments securities. You asked that we consider adding “equity” following “emerging markets” in this disclosure.

Response:  The requested change will be made, so that the disclosure will indicate that “the Fund will invest at least 80% of its net assets in emerging markets equity investments”.

Comment 5:  Under Principal Risks of the AZL DFA Emerging Markets Core Equity Fund, on page 4, you asked that the following sentence be moved from Foreign Risk to Emerging Markets Risk:  “Frontier market countries generally have smaller economies or less developed capital markets and, as a result, the risks of investing in emerging market countries are magnified in frontier market countries.”

Response:  The requested change will be made.

Comment 6:  Also under Principal Risks of the AZL DFA Emerging Markets Core Equity Fund, on page 4, and AZL DFA International Core Equity Fund, on page 5, you asked that we supplement the disclosure of Depositary Receipts Risk to add disclosure of the risks unique to the investments of the Fund.

Response:  The requested changes will be made.

Comment 7:  Under Principal Investment Strategies of the AZL DFA International Core Equity Fund, on page 5, you noted that the name of the Fund includes “International,” and you requested that we add disclosure regarding how the fund will invest in assets tied economically to countries throughout the world.

Response:  The requested change will be made.

Comment 8:  Under Principal Investment Strategies of the AZL DFA Five-Year Global Fixed Income Fund, on page 13, you asked that we add “fixed-income” in the last sentence, as follows:  “The Fund may use derivatives, such as futures contracts and options on futures contracts, to gain market exposure on its uninvested cash pending investment in fixed-income securities or to maintain liquidity to pay redemptions.”

Response:  We note that the use of derivatives for market exposure is not necessarily limited to fixed-income investments; we will revise this sentence to read substantially as follows:  “The Fund may use derivatives, such as futures contracts and options on futures contracts, to adjust market exposure based on actual or expected cash inflows to or outflows from the Fund.”

Comment 9:  Under Portfolio Managers of the Funds, on page 27, you requested that we correct the tenure date of the managers, which should be April 2015.

Response:  The requested change will be made.

Comment 10:  Under Duties of Manager and Subadviser, on page 29, you asked, if applicable, that we add “unaffiliated” before “subadvisers” in the first sentence of the third paragraph.

Response:  The requested change will be made.

Comment 11:  Under Pricing of Fund Shares, on page 31, you noted disclosure indicating that pricing of options may in certain circumstances take place later than the 4:00 p.m. closing of the NYSE, but not generally later than 4:15 p.m., and that a Fund holding options may not determine its NAV until 4:15 p.m. (all time Eastern). You asked for an explanation of this disclosure and information regarding how this pricing practice works.

Response:  In response to your comment, we have reviewed the referenced pricing disclosure and discussed with the Trust’s accountant the actual pricing practices of the Trust. Notwithstanding the pricing disclosure you noted, which permits, but does not require, options to be priced later than the closing time of the NYSE under certain circumstances, the Trust’s accountant has confirmed that, in actual practice, Trust investments in options have always been valued as of the closing of the NYSE at 4:00 pm (Eastern). Because the pricing disclosure you noted does not appear to be necessary in light of the Trust’s pricing practices, we have on further consideration determined to delete the disclosure allowing options to be priced later than the NYSE close.

The Registrant acknowledges that the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments on the filing and changes to the filing following staff comments do not foreclose the Commission from taking action with respect to the filing and does not relieve a Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant understands that it cannot raise the fact that the staff reviewed the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Erik Nelson

Erik Nelson
Chief Legal Officer

763/765-7453

Erik.Nelson@allianzlife.com